CONSENT OF INDEPENDENT REGISTERED CHARTERED ACCOUNTANTS

We consent to the incorporation by reference in Registration Statement No. 333-100329 on Form S-8 of our report (which audit report expresses an unqualified opinion and includes an explanatory paragraph referring to our consideration of internal control over financial reporting and also includes a separate report titled "Comments by Independent Registered Chartered Accountants on Canada – United States of America Reporting Difference" referring to conditions and events that cast substantial doubt on the Company's ability to continue as a going concern) dated March 29, 2007 on the consolidated financial statements of Zi Corporation appearing in this Annual Report on Form 20-F of Zi Corporation for the year ended December 31, 2006.

/s/ Deloitte & Touche LLP

Deloitte & Touche LLP
Independent Registered Chartered Accountants
Calgary, Canada
April 2, 2007